November 19, 2018

Tony C. Maranto
President and Chief Executive Officer
Roan Resources, Inc.
14701 Hertz Quail Springs Pkwy
Oklahoma City, OK 73134

       Re: Roan Resources, Inc.
           Registration Statement on Form S-1
           Filed October 23, 2018
           File No. 333-227953

Dear Mr. Maranto:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 23, 2018

Prospectus Summary
Our Company, page 1

1. You state here and on pages 52 and 78 that you are "one of the most active operators in
       Oklahoma, with eight rigs actively operating as of September 30, 2018." Please describe how you measure activity and provide support for your claim that you are one of the most active operators in Oklahoma.
2. Please revise your introductory disclosures here to clarify that Roan Resources Inc. is a newly formed entity and that the descriptions of the historical operations consists of Roan
       LLC and Citizen.
 Tony C. Maranto
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Our Business Strategies, page 3

3. We note that you attribute your assertion on pages 4 and 81 regarding child well production to RS Energy. Please supplementally provide us with a copy of the specific report or other source of the cited information. If you commissioned any research or reports from RS Energy or any other third parties for use in the registration statement, please disclose this fact and file each commissioned party's consent as an exhibit. Refer to Securities Act Rule 436.
Our Competitive Strengths, page 5

4. You state here and on page 82 that, "Additionally, a significant amount of our Merge acreage is concentrated in the play's oil and liquids-rich fairways, which has historically been among the highest rate of return areas in the Anadarko Basin." Please support this claim by disclosing average historical results from those of your wells which are located in your Merge acreage.
5. On page 5, you disclose your realized oil price differential to NYMEX WTI average prices and compare this differential to the WTI-Midland oil price differential to NYMEX
         WTI average prices. Please balance this disclosure by providing comparable price differential information for natural gas and NGLs, and by clarifying that natural gas and
         NGLs comprise the majority of your reserves and production.
The Offering, page 9

6. Please disclose the number of Class A common stock outstanding as of a recent practicable date.
Risk Factors
Risks Related to Our Business
"We are subject to acreage dedications . . .", page 28

7. Please disclose all material terms of your midstream contracts in your Business section.
         We note the related disclosure on pages 127, F-31 to F-32, and F-55 to F-56.
"Legislation or regulatory initiatives intended to address seismic activity . . ..", page 36

8. Please update this risk factor to address the recent earthquake in Grady County, the
         Oklahoma Corporation Commission's subsequent order to temporarily shut down your ongoing well completion in that area, and your eventual decision to permanently shut down the well.
Risks Related to Our Class A Common Stock
"Certain of our directors have significant duties . . .", page 41

9. Please revise to identify the individual directors you describe here, as well as the
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         potentially competing entities they serve and their positions or roles with such entities.
          Please also provide this information, where applicable, in the related party transaction disclosure that begins on page 126. As an example, please identify those of your directors who serve on the board of Riviera Resources.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 71

10. According to your June 30, 2018 contractual obligations table and footnote 3 thereto,
         $15,351,000 of the $30,838,000 total obligations coming due in 2019 reflects "future minimum drilling fees including early termination fees as specified by the contract." You also reference your rig contracts on pages 6, 83, and F-32. Please revise to describe the material terms of your rig contracts, including any minimum drilling provisions or early termination provisions thereunder. Please also expand your risk factor disclosure to address, if material, the risk of failing to meet minimum drilling commitments and of incurring early termination fees under your rig contracts.
Business
Oil and Natural Gas Production Prices and Costs, page 90

11. Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for individual fields and/or geological formations that contain 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation and Rule 4-
         10(a)(15) of Regulation S-X.
Management, page 106

12. Please expand John V. Lovoi's biography on page 108 to disclose that Mr. Lovoi is the sole member of, and exercises investment management control over, JVL, and that JVL may be deemed to beneficially own all securities held by Roan Holdings through its majority ownership interest in Roan Holdings and its contractual right to nominate a majority of Roan Holdings' board of managers, which exercises voting and dispositive power over all securities held by Roan Holdings. We note in that regard footnote 2 to the
         Principal and Selling Stockholders table on pages 121 to 122. Refer to Regulation S-K
         Item 401(a)(1), which requires in part "the name . . . of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant."
13. Please revise the biographies of Messrs. Loyd and Raleigh on pages 108 and 109 to disclose their roles with JVL and Roan Holdings as described in footnote 2 to the
         Principal and Selling Stockholders table on pages 121 to 122. Refer to Regulation S-K
         Item 401(a)(1).
14.      We note Section 2.1(a) of the Stockholders' Agreement filed as Exhibit
4.2 identifies
         Anthony Tripodo as a director designated by Roan Holdings. Please revise Mr. Tripodo's
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         biography on page 109 and the Principal and Selling Stockholders table on pages 121 to
         122 to indicate as much.
Executive Compensation, page 113

15. It appears that you have been subject to Section 15(d) of the Exchange Act. Please expand the disclosure in this section to provide all information that Regulation S-K Item 402 requires, including any compensation awarded to, earned by, or paid to your named executive officers for services rendered to Roan LLC for the last three completed fiscal years. Please refer to Regulation S-K Item 402(a)(2) and Item 402(c)(1). Please also refer to Instruction 2 to Regulation S-K Item 402(a)(3) and Exchange Act Rule 3b-7, which provide that named executive officers may include executive officers or other employees of subsidiaries. Alternatively, if you believe you are not required to include this disclosure in your registration statement, please explain to us why you believe that to be the case.
Potential Payments Upon Termination or Change in Control, page 117

16. We note your discussion here regarding certain change in control payment provisions in your employment agreements and performance share unit awards. We also note your definition of change of control "following the Reorganization." Please revise to clarify whether your completed reorganization qualifies as a "change in control" within the meaning of these provisions.
Certain Relationships And Related Party Transactions
Stockholders' Agreement, page 127

17. You state here that you entered into a stockholders' agreement "with Roan Holdings and certain of the Legacy Linn Stockholders . . . ." Please revise to identify those Legacy Linn
         Stockholders who are party to the stockholders' agreement. Description of Capital Stock
Forum Selection, page 134

18. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including "derivative actions."
         Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.


Roan Resources, Inc.
Notes to Pro Forma Condensed Combined Financial Statements (Unaudited) Supplemental Pro Forma Combined Oil and Gas Reserve and Standardized Measure Information
(Unaudited)
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Estimated Pro Forma Combined Quantities of Proved Reserves, page F-7

19. Expand the disclosure of your pro forma proved reserves to provide the net quantities, by individual product type, of proved developed and proved undeveloped reserves as of the beginning and the end of each period presented. Refer to FASB ASC 932-235-50-4. This comment also applies to the disclosure on page F-35 regarding the proved reserves as of the beginning of the year ended December 31, 2015 for Roan Resources
LLC.
20. Expand the disclosure of your pro forma proved reserves information to provide an appropriate narrative explanation of the significant changes related to each line item other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. Expand the disclosure relating to revisions in the previous estimates of your reserves to identify such factors as changes caused by commodity prices and/or well performance. Refer to FASB ASC 932-235-50-5. This comment also applies to the disclosure on page F-34 regarding the changes in reserves for each of the periods presented for Roan Resources LLC.
General

21. You will need to update the historical and pro forma financial information prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of
         Regulation S-X.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. If you have questions regarding comments on the financial statements and related matters, you may contact Jenifer Gallagher, Staff Accountant, at (202)
551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337. Please contact Parhaum J.
Hamidi, Attorney-Adviser at (202) 551-3421 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-3642 with any other questions.
 Tony C. Maranto
Roan Resources, Inc.
November 19, 2018
Page 6

FirstName LastNameTony C. Maranto   Sincerely,
Comapany NameRoan Resources, Inc.
                                    Division of Corporation Finance
November 19, 2018 Page 6            Office of Natural Resources
FirstName LastName